SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 28, 2008                       By: /s/ Victor DiTommaso________________

                                                                  Victor DiTommaso, Vice President Finance

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  INTERTAPE POLYMER GROUP INC.

NYSE, TSX SYMBOL:  ITP

March 28, 2008

Intertape Polymer Group Reports Fourth Quarter and Year-End Results

- Fourth quarter sales increase 2.2% to $191.5 million

- Fourth quarter adjusted EBITDA increases to $17.4 million from $11.2 million a year ago

- All fourth quarter earnings metrics improved over prior year

- Company initiates segmented reporting

MONTREAL, QUEBEC and BRADENTON, FLORIDA--(Marketwire - March 28, 2008) - Intertape Polymer Group Inc. (TSX:ITP)(NYSE:ITP) ("Intertape" or the "Company") today released results for the fourth quarter and full year ended December 31, 2007. All dollar amounts are US denominated unless otherwise indicated.

"Intertape completed an eventful year with an encouraging performance, notwithstanding the challenges created by the strategic alternatives process which affected the first half of 2007 and most of 2006. With these disruptions behind us and a new Board in place, we progressed steadily, despite the downturn in the US residential construction market. All of the Company's key second half fiscal 2007 earnings metrics improved compared to the second half of fiscal 2006." said Melbourne F. Yull, Executive Director of IPG.

"We have maintained our strong focus on cost reductions and reduced SG&A expenses by $13.7 million in 2007 compared to 2006 levels. The new financing announced earlier today will contribute to an expected interest expense reduction of approximately $ 8.4 million in 2008 compared to 2007," said Victor V. DiTommaso, Chief Financial Officer of the Company.

Earnings

Pre-tax earnings for the year ended December 31, 2007 were $3.9 million compared to a pre-tax loss of $197.4 million in 2006. Exclusive of manufacturing facility closures, restructuring, strategic alternatives and other charges and the 2006 goodwill impairment charge, pre-tax earnings for fiscal 2007 were $12.0 million compared to a pre-tax loss of $1.4 million in 2006 and for the fourth quarter of 2007 pre-tax earnings were $2.6 million, compared to a pre-tax loss of $3.7 million for the fourth quarter of 2006.

Net loss for 2007 was $8.4 million or $0.19 per share, basic and diluted, compared to a net loss of $166.7 million or $4.07 per share, basic and diluted in fiscal 2006. Net loss for the fourth quarter was $0.7 million, or $0.01 per share, basic and diluted, as compared to a net loss of $15.2 million or $0.37 per share, basic and diluted, for the fourth quarter last year. The net loss for 2007 includes $8.1 million of manufacturing facility closures, restructuring, strategic alternatives and other charges, compared to similar charges in 2006 of $76.1 million.

Sales

Consolidated sales for 2007 decreased 5.5% to $767.3 million, from $812.3 million in 2006. 2007 sales volumes (units) were 5.4% lower than the previous year. Fourth quarter sales increased 2.2% to $191.5 million from $187.4 million during the corresponding quarter of 2006. Sales volumes were up 0.7% for the quarter compared to the fourth quarter of 2006. The balance of the sales increase was attributable to selling price increases and product mix.

Gross profit and gross margin

Gross profit was $114.4 million in 2007, a decrease of 2.7% from 2006. Gross margin represented 14.9% of sales in 2007 and 14.5% in 2006. However, second half 2007 gross profits and gross margins improved compared to second half 2006 levels, primarily the result of cost reductions implemented by the Company in late 2006 and early 2007. While sales volumes declined 5.5% in 2007, manufacturing expenses for 2007 were reduced by 8.9%.

Gross profits for the fourth quarter of 2007 were $27.8 million at a gross margin of 14.5% compared to $22.8 million at a gross margin of 12.2% for the fourth quarter of 2006. Results for the fourth quarter of 2007 also reflect the Company's improved ability to recover raw material cost increases during the period.

SG&A expenses

2007 selling, general and administrative expenses (SG&A) totalled $71.2 million (9.3% of sales), a decrease of $13.7 million from the $84.9 million (10.5% of sales) incurred in 2006. SG&A expenses for the fourth quarter were consistent with the same period last year at $18.7 million. The sequential increase in SG&A for the fourth quarter of 2007 compared to the third quarter total of $17.5 million includes costs related to the initial independent certification of the Company's internal control over financial reporting.

EBITDA

EBITDA was $64.8 million for 2007 and ($136.4) million for 2006. Adjusted EBITDA for 2007 was $72.9 million compared to $59.7 million in 2006. Fourth quarter EBITDA was $17.4 million compared to $1.1 million for the fourth quarter in 2006. Fourth quarter Adjusted EBITDA was $17.4 million compared to $11.2 million in the fourth quarter the previous year. The fourth quarter improvement in EBITDA year-over year was the result of improved gross profits in the Tapes & Films Division.

/T/

EBITDA Reconciliation to Net Earnings

(in millions of US dollars)

                   Three     Three       Six      Six      Year       Year

For the periods   months    Months    months   months     Ended      ended

 ended,            ended     ended     ended    ended   Dec. 31,   Dec. 31,

                 Dec. 31,  Dec. 31,  Dec. 31, Dec. 31,     2007       2006

                    2007      2006      2007     2006

--------------------------------------------------------------------------

                       $         $         $        $         $          $

Net earnings

 (loss) as

 reported           (0.7)    (15.2)      0.3   (138.5)     (8.4)    (166.7)

Add back (deduct):

Financial expenses,

 net of amortization 4.5       5.5      10.4     12.0      21.9       24.4

Income taxes

 (recovery)          3.4       1.4       5.0    (15.8)     12.3      (30.7)

Depreciation and

 amortization       10.2       9.4      21.0     19.1      39.0       36.6

--------------------------------------------------------------------------

EBITDA              17.4       1.1      36.7   (123.2)     64.8     (136.4)

Manufacturing

 facility closures,

 restructuring,

 strategic

 alternatives

 and other charges            10.1       1.3     26.1       8.1       76.1

Impairment of

 goodwill                                       120.0                120.0

--------------------------------------------------------------------------

Adjusted EBITDA     17.4      11.2      38.0     22.9      72.9       59.7

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Adjusted

 EBITDA margin       9.1%      6.0%      9.7%     6.0%      9.5%       7.3%

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/T/

See Non-GAAP information for an explanation of EBITDA and Adjusted EBITDA.

Operating results

Commencing with the fourth quarter results ended December 31, 2007, Intertape is initiating segmented reporting for its two operating divisions, the Tapes & Films Division (T&F Division) and the Engineered Coated Products Division (ECP Division).

Tapes and Films Division

Fiscal 2007 sales for the T&F Division were $605.7 million, a decrease of 3.3% compared to $626.5 million in 2006. Sales volume (units) decreased 2.7% in 2007. Fourth quarter sales rose 3.6% to $151.0 million compared to the $145.8 million posted in the same quarter of 2006. Year-over-year, fourth quarter sales volumes grew 2.0%.

Average selling prices for the T&F Division declined less than 1.0% in 2007, with selling prices increasing in the fourth quarter.

Gross profit for the Division totalled $97.4 million in 2007, an increase of 6.7% from 2006. Fiscal 2007 gross profit and gross margins both improved over 2006 levels, particularly in comparison to the second half of 2006. The improved results were attributable to the cost reductions implemented in late 2006 and early 2007. Gross profits for the fourth quarter of 2007 totalled $23.9 million at a gross margin of 15.8% compared to $18.7 million at a gross margin of 12.8% for the fourth quarter of 2006. Fourth quarter results reflect an improved ability to recover raw material cost increases compared to 2006.

/T/

Tapes and Films Division EBITDA Reconciliation to Divisional Earnings

(in millions of US dollars)

                   Three     Three       Six      Six      Year       Year

For the periods   months    Months    months   months     Ended      ended

 ended,            ended     ended     ended    ended   Dec. 31,   Dec. 31,

                 Dec. 31,  Dec. 31,  Dec. 31, Dec. 31,     2007       2006

                    2007      2006      2007     2006

--------------------------------------------------------------------------

                       $         $         $        $         $          $

Divisional

 earnings before

 income taxes        8.2       2.6      18.3      3.1      37.5       19.3

Depreciation and

 amortization        8.1       7.7      15.5     15.9      30.1       30.4

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EBITDA              16.3      10.3      33.8     19.0      67.6       49.7

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EBITDA margin       10.8%      7.1%     11.0%     6.4%     11.2%       7.9%

--------------------------------------------------------------------------

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/T/

See Non-GAAP information for an explanation of EBITDA and Adjusted EBITDA.

ECP Division

Sales for the ECP Division for 2007 were $161.6 million, a decrease of 13.0% compared to $185.8 million in 2006. North American residential construction, the largest market for ECP products, experienced a slowdown starting in the summer of 2006 and continued throughout 2007. The sales decline was moderated by the introduction of several new residential construction products, in market segments the Company has not previously participated in. Fourth quarter sales were $40.5 million, a 2.6% decrease compared to $41.6 million a year ago. Sales volumes decreased 3.6% from the corresponding period last year, due to declines in products sold to the residential construction market. Selling price increases and product mix offset a portion of the decrease.

Average selling prices for the ECP Division increased slightly in excess of 1.0% during 2007.

Gross profit for the Division totalled $17.1 million in 2007, a decrease of 34.7% from the 2006 level of $26.2 million. Gross margin represented 10.6% of sales in 2007 versus 14.1% in 2006. The fiscal 2007 gross profit and gross margin decline was due to the strong performance of the Division in the first half of 2006, before the impact of the slowdown in residential construction and the continued deterioration of that market in 2007. Gross profits for the fourth quarter were $3.9 million at a gross margin of 9.6% compared to $4.1 million at a gross margin of 9.9% for the fourth quarter of 2006, reflecting the continued softness in the residential construction market.

/T/

ECP Division EBITDA Reconciliation to Divisional Earnings

(in millions of US dollars)

                   Three     Three       Six      Six      Year       Year

For the periods   months    Months    months   months     Ended      ended

 ended,            ended     ended     ended    ended   Dec. 31,   Dec. 31,

                 Dec. 31,  Dec. 31, Dec. 31,  Dec. 31,     2007       2006

                    2007      2006     2007      2006

--------------------------------------------------------------------------

                       $         $        $         $         $          $

Divisional earnings

 before income taxes 0.6       0.8      3.4       3.2       4.0       12.2

Depreciation and

 amortization        1.5       1.4      2.9       2.6       5.5        4.8

--------------------------------------------------------------------------

EBITDA               2.1       2.2      6.3       5.8       9.5       17.0

--------------------------------------------------------------------------

--------------------------------------------------------------------------

EBITDA margin        5.2%      5.3%     7.4%      7.0%      5.9%       9.1%

--------------------------------------------------------------------------

--------------------------------------------------------------------------

/T/

See Non-GAAP information for an explanation of EBITDA and Adjusted EBITDA.

Cash flow from operations

Cash flow from operations before changes in non-cash working capital items provided cash of $13.2 million in the fourth quarter of 2007 compared with requiring cash of $2.0 million in the fourth quarter of 2006. For the year ended December 31, 2007, cash flow from operations before changes in non-cash working capital items increased by $33.8 million to $43.2 million from $9.4 million in 2006. The 2007 improvements were due to increased profitability and lower cash charges for facility closures, restructuring, strategic alternatives and other charges than in 2006.

Non-cash working capital items provided $2.9 million in cash for the fourth quarter of 2007, compared with providing $17.5 million during the same period in 2006. The lower cash generation in the fourth quarter of 2007 was primarily the result of a $9.0 million inventory build out ahead of raw material increases and planned equipment upgrade early in 2008, compared with a $24.2 million inventory reduction in 2006. Changes in non-cash working capital items used $5.4 million in cash for the year ended December 31, 2007 compared with providing cash of $44.2 million in 2006. The greater cash flows in 2006 compared to 2007 were mainly the result of lower inventories as well as accounts receivables reflecting improved collection efforts.

As a result, cash flow from operating activities stood at $16.1 million for the fourth quarter and at $37.8 million for the full fiscal year. In 2006, cash flow from operating activities reached $15.6 million in the fourth quarter and $53.6 million for the entire year.

Income taxes

Income tax expense for the fourth quarter of 2007 was $3.4 million compared to $1.4 million in 2006. In December 2007, the Canadian federal government reduced future federal income tax rates. As a result, the Company recorded $4.3 million of deferred income tax expense in the fourth quarter to reflect the decreased value of the Company's future income tax assets. The fourth quarter income tax expense also reflects a $3.7 million decrease in the tax valuation allowance, primarily related to the expected realization of certain US operating loss carry-forwards previously reserved. Income tax expense for the year ended December 31, 2007 totalled $12.3 million compared to a tax benefit of $30.7 million for 2006. In addition to the items described above, the Company recorded a $6.3 million tax valuation charge in the second quarter of 2007 due to the expectation that certain Canadian operating loss carry-forwards will expire unused.

Cash taxes for 2007 were $0.9 million compared to $1.5 million in 2006.

New financing arrangements

As announced earlier today, Intertape has successfully refinanced its existing Senior Secured Credit Facility (the "Facility") with an Asset-Based Loan ("ABL") entered into with a syndicate of financial institutions. The ABL provides for maximum borrowings of $200.0 million. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. The Company had approximately $39.0 million of liquidity upon closing of ABL.

As a result of this new financing and the Company's $80.0 million reduction of debt during 2007, coupled with the decline in current Libor interest rates, interest expense is expected to be reduced by approximately $8.4 million in 2008 compared to 2007.

The ABL has eliminated previous financial ratio covenants, with the exception of a fixed charge coverage ratio that becomes effective only when unused availability drops below $25.0 million. At closing, the Company is well onside in this regard.

Outlook

"Our successful cost reduction and refinancing initiatives implemented during the second half of 2007 and the first part of 2008 have placed the Company on a much more solid footing. As well, we will be introducing five new products during 2008. We have realigned sales personnel to focus on proprietary and high margin niche markets and have put through timely price increases to counter rising raw material costs. Combined, we anticipate these measures should significantly contribute to the financial results of the Company in the second half of 2008," concluded Mr. Yull.

Non-GAAP Information

This release contains certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the Company's performance. The Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings (loss) before interest, taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA plus manufacturing facility closures, restructuring, strategic alternatives and other charges and goodwill impairment. A reconciliation of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the tables provided herein.

(All figures in US Dollars, unless otherwise stated; December 31, 2007 exchange rate: Cdn .9785 equals U.S. $1.00)

Conference Call

A conference call to discuss Intertape's 2007 fourth quarter and year end results will be held Monday, March 31, 2008 at 2 P.M. Eastern Time. Participants may dial 1-877-764-2008 (U.S. and Canada) and 1-612-332-0923 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 916570. The recording will be available from Monday, March 31, 2008 at 4:00 P.M. until Wednesday, April 30, 2008 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information set forth in this Press Release, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company's product mix, and future financing plans. Forward-looking statements can be identified in some cases by terms such as "may", "should", "could", "intends", "anticipates", "potential", and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Press Release contains certain non-GAAP financial measures as defined under SEC rules, including EBITDA and adjusted EBITDA. The Company believes such non-GAAP financials measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

/T/

Selected Financial Information

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended December 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

--------------------------------------------------------------------------

                                          Three months       Twelve months

--------------------------------------------------------------------------

                                        2007      2006      2007      2006

--------------------------------------------------------------------------

                                           $         $         $         $

Sales                                191,453   187,370   767,272   812,285

Cost of sales                        163,670   164,604   652,865   694,693

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Gross profit                          27,783    22,766   114,407   117,592

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Selling, general and

 administrative expenses              18,664    18,729    71,169    84,903

Stock-based compensation expense         289       454     1,780     2,022

Research and development expenses        947     1,406     4,135     6,271

Financial expenses                     5,251     5,871    25,285    25,746

Manufacturing facility closures,

 restructuring, strategic

 alternatives and other charges                 10,095     8,114    76,057

Impairment of goodwill                                             120,000

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                                      25,151    36,555   110,483   314,999

Earnings (loss) before income

 taxes (recovery)                      2,632   (13,789)    3,924  (197,407)

Income taxes (recovery)                3,349     1,399    12,317   (30,714)

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Net earnings (loss)                     (717)  (15,188)   (8,393) (166,693)

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Earnings (loss) per share

 Basic                                 (0.01)    (0.37)    (0.19)    (4.07)

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 Diluted                               (0.01)    (0.37)    (0.19)    (4.07)

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Consolidated Retained Earnings (Deficit)

Periods ended December 31,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                          Three months       Twelve months

--------------------------------------------------------------------------

                                        2007      2006      2007      2006

--------------------------------------------------------------------------

                                           $         $         $         $

Balance, beginning of period         (66,765)  (44,344)  (59,532)  107,161

Cumulative impact of accounting

 changes relating to financial

 instruments and hedges                                      443

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Balance as restated for the period   (66,765)  (44,344)  (59,089)  107,161

Net earnings (loss)                     (717)  (15,188)   (8,393) (166,693)

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Balance, end of period               (67,482)  (59,532)  (67,482)  (59,532)

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Weighted average number of common shares outstanding

Cdn GAAP - Basic      58,185,756    40,986,057    45,286,644    40,980,939

Cdn GAAP - Diluted    58,185,756    40,986,057    45,286,644    40,980,939

US GAAP - Basic       58,185,756    40,986,057    45,286,644    40,980,939

US GAAP - Diluted     58,185,756    40,986,057    45,286,644    40,980,939

Intertape Polymer Group Inc.

Consolidated Statement of Comprehensive Income

Periods ended December 31,

(In thousands of US dollars)

(Unaudited)

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                                          Three months       Twelve months

--------------------------------------------------------------------------

                                        2007      2006      2007      2006

--------------------------------------------------------------------------

                                           $         $         $         $

Net earnings (loss)                     (717)  (15,188)   (8,393) (166,693)

Other comprehensive income:

 Change in fair value of interest

  rate swap agreements designated as

  cash flow hedges (net of future

  income taxes of $564 for the three

  months ended December 31, 2007

  and $964 for the twelve months ended

  December 31, 2007)                    (962)             (1,641)

 Change in accumulated currency

  translation adjustments              4,870     1,780    31,824     2,311

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Other comprehensive income             3,908     1,780    30,183     2,311

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Comprehensive income (loss) for

 the period                            3,191   (13,408)   21,790  (164,382)

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Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

--------------------------------------------------------------------------

                                           December 31,        December 31,

                                                  2007                2006

                                            (Unaudited)           (Audited)

--------------------------------------------------------------------------

                                                     $                   $

ASSETS

Current assets

 Cash and cash equivalents                      15,529              17,299

 Trade receivables                              91,427              97,199

 Other receivables                               2,970               1,900

 Inventories                                    99,482              75,379

 Parts and supplies                             13,356              12,090

 Prepaid expenses                                3,522               3,912

 Future income taxes                            11,231              13,689

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                                               237,517             221,468

Property, plant and equipment                  317,866             322,867

Other assets                                    23,176              26,901

Future income taxes                             53,990              57,404

Goodwill                                        70,250              63,746

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                                               702,799             692,386

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LIABILITIES

Current liabilities

 Accounts payable and accrued liabilities       88,866              80,240

 Installments on long-term debt                  3,074              19,743

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                                                91,940              99,983

Long-term debt                                 240,285             310,734

Pension and post-retirement benefits             9,765               7,951

Derivative financial instruments                   799

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                                              342,789              418,668

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SHAREHOLDERS' EQUITY

Capital stock                                 348,174              287,323

Contributed surplus                            11,856                9,786

Deficit                                       (67,482)             (59,532)

Accumulated other comprehensive income         67,462               36,141

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                                                  (20)             (23,391)

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                                              360,010              273,718

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                                              702,799              692,386

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Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended December 31,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                          Three months       Twelve months

                                        2007      2006      2007      2006

--------------------------------------------------------------------------

                                           $         $         $         $

OPERATING ACTIVITIES

Net earnings (loss)                     (717)  (15,188)   (8,393) (166,693)

Non-cash items

 Depreciation and amortization        10,343     9,423    38,902    36,622

 Impairment of goodwill                                            120,000

 Loss (gain) on disposal of

  property, plant and equipment          353       (11)      460       925

 Property, plant and equipment

  impairment and other charges

  in connection with manufacturing

  facility closures, restructuring,

  strategic alternatives and

  other charges                                  1,370     1,373    49,382

 Future income taxes                   3,461     1,041    11,439   (32,262)

 Stock-based compensation expense        289       454     1,780     2,022

 Pension and post-retirement

  benefits funding in excess of

  amounts expensed                      (504)    1,377    (2,356)     (195)

 Other non-cash items                             (435)               (435)

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Cash flows from operations

 before changes in non-cash

 working capital items                13,225    (1,969)   43,205     9,366

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Changes in non-cash working

 capital items

  Trade receivables                   21,736     9,177     9,545    27,725

  Other receivables                     (763)      639      (791)    7,667

  Inventories                         (8,952)   24,160   (18,736)   27,783

  Parts and supplies                    (157)      (96)     (817)     (770)

  Prepaid expenses                       301       960       515     4,514

  Accounts payable and

   accrued liabilities                (9,298)  (17,305)    4,835   (22,676)

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                                       2,867    17,535    (5,449)   44,243

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Cash flows from operating

 activities                           16,092    15,566    37,756    53,609

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INVESTING ACTIVITIES

Property, plant and equipment         (6,003)   (6,352)  (18,470)  (27,090)

Proceeds on sale of property,

 plant and equipment                     419       884     1,376     3,447

Business acquisitions                             (167)               (167)

Other assets                             525     2,069    (1,308)   (5,448)

Goodwill                                           171      (300)     (298)

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Cash flows from investing

 activities                           (5,059)   (3,395)  (18,702)  (29,556)

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FINANCING ACTIVITIES

Net change in bank indebtedness          (53)  (10,000)            (15,000)

Long-term debt                          (121)      792        73       792

Debt issue expenses                       33              (2,269)

Repayment of long-term debt          (16,877)     (825)  (80,738)   (2,920)

Issue of common shares                                                 136

Proceeds from shareholders'

 rights offering                      16,290              62,753

Shareholders' rights offering costs   (1,317)             (1,902)

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Cash flows from financing

 activities                           (2,045)  (10,033)  (22,083)  (16,992)

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Net increase (decrease) in cash

 and cash equivalents                  8,988     2,138    (3,029)    7,061

Effect of foreign currency

 translation adjustments                 461      (356)    1,259       104

Cash and cash equivalents,

 beginning of period                   6,080    15,517    17,299    10,134

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Cash and cash equivalents,

 end of period                        15,529    17,299    15,529    17,299

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/T/

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

INDUSTRY:  Food and Beverage-Packaging and Processing

SUBJECT:   ERN

ORLDOCS 11159644 1